THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

Temple II, LLC
a Pennsylvania limited liability company

SUBSCRIPTION DOCUMENTS BOOKLET

Temple II, LLC
(the "**Company**")

Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE UNITS OF MEMBERSHIP INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

Table of Contents

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

This document is attached to show the Subscriber's consent and membership.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions if the Subscriber is a U.S. Person.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions if the Subscriber is a Non-U.S. person.

This document provides the Company with the name(s) in which the Subscriber(s) will hold their interest in the Company.

This document provides the Company the ability to affix Subscriber's signature to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.

SUBSCRIPTION AGREEMENT
TEMPLE II, LLC

Temple II, LLC
2201-2209 North 11th Street
Philadelphia, PA 19133

Ladies and Gentlemen:

1. **Subscription**.

1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from Temple II, LLC, a Pennsylvania limited liability company (the "**Company**"), the number of units of Class B membership interests (the "**Units**") set forth on the front of this Subscription Agreement at a purchase price of $22.22/unit for the aggregate purchase price of $[AMOUNT]________ (the "**Subscription Price**") on the terms and conditions of the Company Operating Agreement, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to the Subscriber by Temple Mgr., Inc., the Manager of the Company (the "**Manager**") in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 80,998 Units for maximum aggregate gross proceeds of $1,099,987.40 ("**Maximum Offering Amount**").

1.2. The closing of the Offering (the "**Closing**") shall occur on the Offering Deadline listed in the Offering Statement (Form C) or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided that, in either case,* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated (i) April 30, 2022, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Boston Private Bank as the escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber. The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription, or (iii) the Termination Date.

3. **Termination of Offering or Rejection of Subscription**.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent shall promptly refund the Subscription Price paid by the Subscriber, without deduction, offset or interest accrued thereon, and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Units, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to promptly return the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement shall continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription shall be valid unless and until accepted by the Company; (e) this Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants, and agrees to and with the Company and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Units involves a significant degree of risk, and has received and carefully read the Offering Statement (Form C) and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors." The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, or their financial condition.

5.2. The offering and sale of the Units has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Units is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Units for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Units.

5.4. In evaluating the suitability of an investment in the Units, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on the Form C together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6 herein.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Statement to evaluate the merits and risks of an investment in the Units and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization, or order of any court, governmental agency or body, or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Units by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Units for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Units, such entity is duly organized, validly existing, and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and shall not result in a violation of, state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Units, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid, and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual,

ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid, and binding obligation of such entity. The execution and delivery of this Subscription Agreement shall not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province, or jurisdiction in which such agreements were executed.

5.11. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete, and accurate and may be relied upon by the Manager, or the Company, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it shall notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Units.

5.12. The Subscriber is not, and is not acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.13. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.14. Within five (5) days after receipt of a written request from the Manager, the Subscriber shall provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.15. THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE UNITS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION, OR ANY OTHER REGULATORY

AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.16. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state, or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities, and individuals. The lists of OFAC prohibited countries, territories, persons, and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers, and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual, or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in this Section 5.16. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers, and other parties subject to OFAC sanctions and embargo programs.

5.17. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military, or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-

owned corporation. In addition, a "senior foreign political figure" includes any corporation, business, or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children, and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.18. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.19. The Subscriber has read and reviewed the confidentiality provisions found in Section 1.9 of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent thereto.

5.20. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, the Manager, and their respective officers, directors, employees, agents, members, partners, control persons, and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees, and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing, or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation, or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant, or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the

agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests, and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Units shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Statement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in Philadelphia, PA, in any action arising out of this Subscription Agreement, the Operating Agreement, and the Offering Statement and (b) consents to the service of process by mail.

11. **Use of Pronouns**. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 11.8 (Notices) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations, and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Units, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Statement, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

TEMPLE II, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A – OPERATING AGREEMENT

[Attached]

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

of Temple II, LLC

a Pennsylvania limited liability company

LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") is made and entered into effective as of January 30, 2021 (the "Effective Date"), by and among Members listed on Schedule 1 or as thereafter amended from time to time (each a "Member" and collectively, the "Members"), who are the members of **Temple II, LLC** (the "Company").

WHEREAS, the Company was formed on December 14, 2020 as a single member LLC, and the initial member thereafter expended $35,000 on behalf of Temple II, LLC to pay certain expenses related to assigning the rights to purchase the property known as "Temple II," located in Philadelphia, Pennsylvania, as more fully described below;

WHEREAS, the Company is required by this Agreement to conduct its business operations at all times following the Effective Date as a partnership for federal income tax purposes, and the Manager and Members intend to take all necessary steps to conform to such requirement;

WHEREAS, one or more of the Company's current and/or potential future Members is or may be expressly organized for the purpose of qualifying as a "qualified opportunity fund" (each such entity, a "**QOF**" and collectively, the "**QOFs**") within the meaning of Section 1400Z-2(d)(1) of the Code;

WHEREAS, in accordance with its business purposes stated herein, the Company is being organized and operated going forward from the Effective Date so that it meets the requirements of a "qualified opportunity zone business" within the meaning of Code Section 1400Z-2(d)(2)(C)(ii) ("**QOZB**") and, in particular, intends to comply going forward with the specific requirements for qualification as a QOZB within the meaning of Code Section 1400Z-2(d)(3);

WHEREAS, the Company has or may be issuing Membership Interests on or after the Effective Date to one or more QOFs solely in exchange for the amounts of cash contributed by said QOF(s), which amounts shall be set forth on **Schedule 1**, as attached hereto;

WHEREAS, such cash contributions are necessary and are intended to be used by the Company for the creation and development of a trade or business in a "qualified opportunity zone" as defined in section 1400Z-1(a) (a "**QOZ**"), including, when appropriate, the acquisition, construction, and/or substantial improvement of tangible property, including real property, in such a zone, all in accordance with the written plan set forth in **Exhibit "B"** attached hereto (the "**Written Plan**") for the development of such trade or business in the qualified opportunity zone; and

WHEREAS, the Members wish to set forth their further agreements and understandings in this Agreement with respect to their ownership interests in the Company and with respect to the management of the Company, all as set forth herein;

NOW, THEREFORE, in consideration of the premises and the other covenants and conditions contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1

THE LIMITED LIABILITY COMPANY

1.1 *Formation and Subsequent Capital Contributions*. Effective December 14, 2020 (the "Effective Date"), Philip Michael ("Philip") formed a limited liability company under the name **Temple II, LLC** (the "Company") pursuant to the laws of the Commonwealth of Pennsylvania and took certain actions to create a business. On January 30, 2021, the Company accepted capital contributions and admitted additional Members and become taxable as a partnership. The Members agree that the Company shall, at all times on and following the Effective Date, qualify as a "partnership" for federal and state income tax purposes and as a QOZB within the meaning of the OZ Act, and the Manager and the Members agree to act in conformity with this stated intention. Without limiting the foregoing, the Company can never have fewer than two (2) persons who are classified as "partners" for federal income tax purposes, and so, notwithstanding any other provision in this Agreement, no transfer of a Membership Interest will be given effect if it would result in the Company having less than two (2) partners for federal income tax purposes. If necessary, to effectuate the intention of this provision, the Manager may direct that a transfer be made into a trust, or to any other regarded entity, for the purpose of achieving both the economic objectives of a transfer and the preservation of partnership status for the Company, as the Manager may determine in his or its sole and absolute discretion. No Manager or Member shall have authority to take any steps that would terminate the partnership status or the QOZB status of the Company unless this Section 1.1 is expressly modified by a written agreement signed by the Manager and all Members.

1.2 *Name*. The business of the Company will be conducted under the name **Temple II, LLC**, or such other name upon which the Members may unanimously agree.

1.3 *Purpose*. The business purpose of the Company is to be organized and operated at all times as a "qualified opportunity zone business" ("QOZB") within the meaning of Section 1400Z-2(d)(2)(C)(ii) of the Code and to comply with all requirements for qualification as a QOZB within the meaning of Code Section 1400Z-2(d)(3); the Company may issue all or any portion of its Membership Interests solely in exchange for cash to one or more investors that are each organized for the purpose of qualifying as a "qualified opportunity fund" within the meaning of Section 1400Z-2(d)(1) (each a "QOF" and, collectively, the "QOFs") under circumstances where the Company determines that such cash investment is necessary and will be used and spent by the Company for the "development of a trade or business in a qualified opportunity zone (as defined in section 1400Z-1(a)), including, when appropriate, the acquisition, construction, and/or substantial improvement of tangible property in such a zone" within the meaning of Treasury Regulations Section 1.1400Z2(d)-1(d)(3)(v)(A)-(C) (or any successor regulations) and that such cash will be held and spent in accordance with the Company's Written Plan; consistently with and subject to the foregoing, the Company shall engage in one or more QOZB trades or businesses and may acquire, own, service, maintain, develop, improve, lease, mortgage, manage and dispose of real and personal property and may engage in such other activities as may be necessary or incidental to the foregoing QOZB business activities; and, consistently with the foregoing, the Company may engage in any lawful business, trade, purpose or activity permitted to a limited liability company under the laws of the Commonwealth of Pennsylvania, but only to the extent such business or activity is not inconsistent with the Company's intention to qualify at all times as a QOZB. The one or more businesses currently contemplated by the Company on the Effective

Date include the acquisition, development and improvement of a certain existing real property located in an Opportunity Zone at 2201-2209 N. 11th St. & 1023-1027 Susquehanna Ave in Philadelphia, PA (the "Property"), which Property is contemplated on the Effective Date to be acquired for the purpose of creating an "original use" property or, alternatively, performing a "substantial improvement" within the meaning of Code Section 1400Z-2(d)(2)(D)(ii) and then operating such Property thereafter in connection with the Company's trade or business.

1.4 *Office*. The Company will maintain its principal business office at the following address:

1.5 *Registered Agent*. Northwest Registered Agent, LLC is the Company's initial registered agent in the Commonwealth of Pennsylvania, and the registered office is located at: King of Prussia, PA 19406.

1.6 *Term*. The term of the Company commenced on the date of its formation and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 *Title to Property*. All real and personal property owned by the Company shall be owned by the Company as an entity, no Member shall have any ownership interest in such property in such Member's individual name, and each Member's interest in the Company shall be personal property for all purposes. For the avoidance of doubt, the Manager may delegate in any way, any and all responsibilities with respect to the Company such that the Manager does not have any practical time and attention obligation to the Company.

1.8 *Payments of Individual Obligations*. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of any Member.

1.9 *Independent Activities; Transactions With Affiliates.*

(a) The Manager and each Member shall be required to devote only such time to the affairs of the Company as such Manager or Member determines in its sole discretion may be necessary to manage and operate the Company. The Manager and each Member shall be free to engage in any other business enterprise and may serve in any capacity that it may deem appropriate in its discretion. For the avoidance of doubt, the Manager may delegate in any way, any and all responsibilities with respect to the Company such that the Manager does not have any practical time and attention obligation to the Company.

(b) To the extent permitted by applicable law and except as otherwise provided in this Agreement, the Manager, when acting on behalf of the Company, is hereby authorized to purchase property from, sell property to, or otherwise deal with any Member, acting on its own behalf, or any Affiliate of any Member, including the Manager; provided, however, that transactions with related parties (as defined in the OZ Act) are prohibited to the extent that any such transaction would prevent or potentially prevent the Company from qualifying as a Qualified Opportunity Zone Business.

1.10 *Definitions*. Capitalized words and phrases used in this Agreement have the following meanings:

"Act" means the Pennsylvania Limited Liability Company Act, 15 Pa.C.S.A. § 8811 et al., as such law may be from time to time amended and including any successor statute of similar import.

"Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Limited Liability Company Operating Agreement of Temple II, LLC, as amended from time to time.

"Certificate of Organization" means the Certificate of Organization of the Company filed with the Pennsylvania Department of State on the December 14, 2020 for the purpose of forming the Company as a limited liability company pursuant to the Act, as such Certificate of Organization may thereafter be amended from time to time.

"Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver, or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

"Business Day" means a day of the year on which banks are not required or authorized to close in Philadelphia, PA.

"Capital Account" has the meaning set forth in Section 3.1(a) of this Agreement.

"Capital Account Rules" have the meaning set forth in Section 3.1(a) of this Agreement.

"Capital Contributions" means, with respect to any Member, the amount of cash that the Manager determines, in his sole and absolute discretion, is appropriate for each Member to contribute in exchange for the Units issued to such Member.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"Company" means the limited liability company formed pursuant to the filing of the Certificate of Organization and the execution of this Agreement.

"Distributable Cash" means the gross cash proceeds from Company operations, including sales and dispositions of property and all refinancing of property, reduced by the portion thereof used to pay or establish reserves for all Company expenses, debt payments, Working Capital, capital improvements, replacements, and contingencies, as determined by the Manager in his sole and absolute discretion; but subject, however, to the Manager's consideration and evaluation of the fact that, in order to be a Qualified Opportunity Zone Business, the Company must satisfy the requirement that less than five (5%) percent of the average of the aggregate unadjusted bases of the property of the Company is attributable to "Non-Qualified Financial Property." Withdrawals from reserves previously established pursuant to the first sentence of this definition shall be considered gross cash proceeds.

"Effective Date" has the meaning set forth in the recitals to this Agreement.

"Fiscal Year" means (i) the period commencing on the Effective Date of this Agreement and ending on December 31, 2019, (ii) any subsequent twelve (12)-month period commencing on January 1st and ending on December 31st or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate profits, losses and other items of Company income, gain, loss or deduction pursuant to Section 3 hereof.

"Hypothetical Liquidation" has the meaning set forth in Section 3.1(b) of this Agreement.

"Liquidating Event" has the meaning set forth in Section 11.1 hereof.

"Manager" means any Person who (i) is designated to as such in Section 5.1 of this Agreement or who has otherwise become a Manager pursuant to the terms of this Agreement, and (ii) has not ceased to be a Manager pursuant to the terms of this Agreement. The term "Manager" as used herein includes all such Persons who hold the office of Manager at the specified time.

"Member" means any Person (i) who signs this Agreement on the Effective Date and is referred to as a Member on Schedule 1 attached hereto or who has otherwise become a Member pursuant to the terms of this Agreement, and (ii) who holds a Membership Interest. "Members" means all such Persons.

"Membership Interest" shall mean the entire interest of a Member in the capital and profits of the Company, as indicated on Schedule 1 as amended from time to time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this

Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement. A Member's Membership Interest in denominated in terms of Units.

"Non-Qualified Financial Property" shall have the meaning set forth in Code Section 1397C(e), which on the Amendment Date defines Non-Qualified Financial Property to mean debt, stock, partnership interests, options, futures contracts, forward contracts, warrants, notional principal contracts, annuities, and other similar property as specified in regulations; except that such term does not include:

1. reasonable amounts of working capital held in cash, cash equivalents, or debt instruments with a term of 18 months or less, or

2. accounts receivable of the businesses as described in Code §1221(a)(4).

"OZ Act" means Code Sections 1400Z-1 and 1400Z-2 and all Treasury Regulations and other legal authority interpreting and construing these provisions.

"Partnership Representative" has the meaning set forth in Section 5.6 hereof.

"Percentage Interest" means, with respect any Member, the percentage interest set forth opposite such Person's name in Schedule 1 attached hereto and determined in the manner set forth in Section 2.2, below.

"Person" means any individual, partnership, corporation, trust, or other entity.

"Qualified Opportunity Fund" or "QOF" means an investment vehicle which is a corporation or partnership organized for the purpose of investing in Qualified Opportunity Zone Property (other than another Qualified Opportunity Fund), all as described in Code Section 1400Z-2(d).

"Qualified Opportunity Zone" has the meaning set forth in Code Section 1400Z-1(a).

"Qualified Opportunity Zone Business" has the meaning set forth in Code Section 1400Z-2(d)(3).

"Qualified Opportunity Zone Business Property" has the meaning set forth in Code Section 1400Z-2(d)(2)(D).

"Qualified Opportunity Zone Partnership Interest" has the meaning set forth in Code Section 1400Z-2(d)(2)(C).

"Qualified Opportunity Zone Property" or "QOZP" means property which is (i) Qualified Opportunity Zone Stock, (ii) Qualified Opportunity Zone Partnership Interest, or (iii) Qualified Opportunity Zone Business Property.

"Qualified Opportunity Zone Stock" has the meaning set forth in Code Section 1400Z-2(d)(2)(B).

"Reconstitution Period" has the meaning set forth in Section 11.1 hereof.

"Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of successor regulations).

"Special Allocations" has the meaning set forth in Section 3.6 hereof.

"Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, or otherwise dispose of.

Units" shall have the meaning set forth in Section 2.2 hereof.

"Vote" means any right to vote on, consent to or otherwise participate in any decision of the Members pursuant to this Agreement, with each Member being given a proportionately weighted voting right equal to such Member's Percentage Interest in the Company as provided in Section 2.2 hereof.

"Working Capital" has the meaning set forth in Code Section 1397C(b)(8) and (e)(1) as incorporated into the OZ Act by Code Section 1400Z-2(d)(3)(A)(ii).

"Written Plan" shall mean the written plan attached hereto as Exhibit B and intended to qualify for the "Safe harbor for reasonable amount of working capital" as set forth in the Treasury Regulations Section 1.1400Z2(d)-1(d)(3)(v, which Written Plan shall designate and provide for the expenditure of funds contributed by one or more QOFs to the Company from time to time to be held as Working Capital for the purpose of building and developing the Company's Qualified Opportunity Zone Business in the Qualified Opportunity Zone.

SECTION 2

MANAGER, UNITS, CAPITAL CONTRIBUTIONS

2.1 *Manager.*_The management of the Company shall be vested in one or more Managers. As of the Amendment Date, the sole Manager is the Temple Mgr., Inc. A Manager may be removed and replaced, or additional Managers appointed, in the manner provided in section 5.1

2.2 *Units and Membership Interests.* Each Member shall have an interest in the Company (the "Membership Interest") that is denominated in terms of Units (herein "Units"). Each Unit represents a percentage interest in the Company, which percentage is equal to one divided by the number of Units then issued and outstanding. A Membership Interest is the sum of all Units then held by the applicable Member and is sometimes referred to herein as such Member's "Percentage Interest," with said percentage being computed by dividing the total number of Units owned by a such Member by the total number of Units then issued and outstanding. Each Member's Percentage Interest shall be set forth next to such Member's name on Schedule 1 attached hereto. Any person making a Capital Contribution of cash to the Company in exchange for newly issued Units with respect to which such person intends to treat such investment as a

purchase of "Qualified Opportunity Zone Property" shall make a written representation of such intention to the Company and shall be issued Class A Units ("Class A Units"). Any person making a Capital Contribution to the Company with respect to which such person either is not eligible or does not intend to treat such investment as Qualified Opportunity Zone Property or fails to make a written representation of such intention the Company, shall be issued Class B Units ("Class B Units"). No Member shall be obligated to make any additional capital contribution to the Company beyond the amount stated in Exhibit A. The rights, benefits and obligations of Members holding Class A Units and Class B Units shall be identical in all respects, except that Class B Units will not be eligible to enjoy the tax benefits of an eligible investment in Qualified Opportunity Zone Property under the OZ Act. The Manager shall have an interest in the Company designated as a "profits interest" issued in exchange for services and will not be issued Units, will not have any right to vote as a Member, and shall be allocated only distributions expressly designated to the Manager under Section 3.4 hereof.__A Member's Percentage Interest shall determine such Member's right (a) to share in allocations of profits, losses, and other items of income, gain, loss, deduction and credits of the Company to the extent allocated in accordance with the respective Percentage Interest of each Member; (b) to Vote on, consent to or otherwise participate in any decision of the Members, and (c) to participate in any and all other benefits to which Members may be entitled with respect to their respective Percentage Interests as provided in this Agreement. The Manager shall from time to time amend Schedule 1 to reflect the admission of new Members and/or any changes in the number of Units held by each Member as a result of any issuance, transfer, or redemption of Units.

2.3 *Members and Members' Capital Contributions.* The name, address, Capital Contribution, number of Units and Percentage Interest of each Member is set forth on Schedule 1 attached hereto. The Members shall make (or have already made) the initial Capital Contributions to the Company in the amounts set forth in Schedule 1. No Member shall be obligated to make any additional contribution to the Company beyond the amount stated in Schedule 1.

2.4 *Additional Units; New Members.* The Manager may issue additional Units to existing Members and may issue new Units to new Persons and admit such new Persons to become Members, on such terms and for such consideration as the Manager determines, in the Manager's sole and absolute discretion, will advance the best interests of the Company. The Manager may issue additional Units in such amounts and representing such classes of Units as the Manager may determine in the Manager's sole and absolute discretion; provided, however, each existing Member shall be given at least 14 days written notice of such proposed offering and shall have a pre-emptive right to participate in such offering, under the terms and conditions (including but not limited to price per LLC Unit) proposed by the Manager, so that a Member may, by participating in such offering, avoid dilution of such Member's Percentage Interest. If, after the receipt of the notice provided in the preceding sentence, any Member fails to provide a binding written agreement to the Company to subscribe for all or a portion of the corresponding pre-emptive rights, then the Manager shall be free to solicit offers from other Members or other persons on the same terms and conditions. The pre-emptive rights described above are not applicable if Units are issued at the discretion of the Manager primarily for substantial past or future services, and nothing in this Section 2.4 shall limit the authority of the Manager to issue Units for services, including but not limited to issuances of so-called "profits interests." Upon the issuance of additional Units and/or the admission of new Members, the Percentage Interests of the Members shall be redetermined as provided in, and subject to, Section 2.2. Upon admission of new Members and/or

changes in Percentage Interests or Capital Contributions of existing Members, the Manager will make corresponding changes to Schedule 1.

2.5 *Other Matters.*

(a) No Member may demand or receive a return of his Capital Contributions or withdraw from the Company without the consent of the Manager and all other Members.

(b) No Manager shall receive any interest, salary, guaranteed payment or other compensation for services rendered on behalf of the Company in his capacity as a Manager, except as expressly provided in this Agreement.

(c) Provided that a Member acts in accordance with this Agreement, such Member shall not be liable for the debts, liabilities, contracts, or any other obligations of the Company beyond such Member's Capital Contribution unless such Member provides a personal guaranty or other assumption of the applicable liabilities.

(d) The Manager shall have no personal liability for the repayment of any Capital Contributions of any Member.

(e) The initial agreed Capital Contribution of any Member shall be made immediately upon such Member's admission to the Company in the amount set forth in Schedule 1, and thereafter, no Member or other shall be obligated to make any further Capital Contributions.

SECTION 3

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 *Capital Accounts and Allocation of Profits and Losses.*

(a) A capital account ('Capital Account") shall be established for each Member on the books of the Company and shall be maintained and adjusted from time to time in accordance with the rules of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder (the "Capital Account Rules").

(b) At the end of each Fiscal Year of the Company (or such other time as the Manager determines), all items of income, gain, loss and deduction used in determining profits or losses for any accounting period shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up and all of its liabilities were paid in full, and its net assets were distributed to the Members in accordance with their respective Capital Account balances immediately after making such allocation (a "Hypothetical Liquidation"), such distributions would, as nearly as possible, be equal to the distributions that would be made on such Hypothetical Liquidation as if the distributions were made pursuant to Section 3.4. For purposes of this Section 3.1(b), the assets held by the Company shall be deemed to have a value equal to their book value as determined under the Capital Account Rules. The foregoing allocations are intended to cause all items of income, gain, deduction and loss to be allocated in a manner consistent with the distributions of described in Section 3.4. To effectuate this result, the Manager may make such assumptions, based upon advice from the Company's accountants, as the Manager deems

necessary or appropriate in order to cause the allocations of income, gain, deduction and loss to be consistent with the intended economic arrangement of the Members set forth in Section 3.4.

(c) To the extent that for any Fiscal Year or other period the profits or losses available to be allocated under Section 3.1(b) are insufficient to cause the capital account balances of the Members to be equal to the aggregate distributions that would be made to the Members pursuant to Section 3.4 (calculated as provided in Section 3.1(b)) at the end of such Fiscal Year or other period upon a Hypothetical Liquidation, the Manager shall have the authority to allocate for such Fiscal Year or other period (and for future Fiscal Years or other periods) items of gross income or deduction of the Company so as to cause capital account balances of the Members to be equal to the aggregate distributions that would be made to the Members pursuant to Section 3.4 (calculated as provided in Section 3.1(b)) at the end of such Fiscal Year or other period upon such Hypothetical Liquidation.

(d) The provisions of this Agreement are intended to comply with Section 704 of the Code and Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Section and such Treasury Regulations. Notwithstanding anything to the contrary in this Agreement, the Manager shall make such allocations as may be required in order to comply with Section 704 of the Code and Treasury Regulations Section 1.704-1(b), including any allocations necessary to satisfy the requirements that this Agreement contain "qualified income offset" and "minimum gain chargeback" provisions.

3.2 *Tax Status; Section 704(c).* The Members intend that the Company shall at all times be treated as a partnership for federal and state income tax purposes, and no Manager shall have the authority to, and each Manager agrees that he shall not, make any tax election or filing inconsistent therewith. Except as provided in Section 704(c) of the Code, for income tax purposes only each item of income, gain, loss and deduction of the Company shall be allocated among the Members in the same manner as the corresponding items of income, gain, loss and deduction are allocated for capital account purposes under Section 3.4 hereof. In applying the rules of Section 704(c) of the Code, the Manager may employ any method authorized under such Section.

3.3 *Varying Interests.* If a Member sells or exchanges its Interest in the Company or otherwise is admitted as a substituted Member, or if an additional interest in the Company is acquired by any new or existing Member, profits and losses shall be allocated between the Members by taking into account their varying interests during the Company's taxable year in accordance with Code Section 706(d), using the interim closing of the books method or any other method permitted under Code Section 706 and the Regulations thereunder that is selected by the Manager.

3.4 *Distributions.* Available funds shall be distributed amongst the Members upon a refinancing, sale, or disposition of the Property (a "Liquidity Event"). Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Manager. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made as follows:

(a) distribution of 8% IRR pro rata based on Member's interest, as reflected in Schedule 1;

(b) return of each Member's initial contribution in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d); and

(c) remaining proceeds shall be distributed as follows:

(1) 50% to the Members, pro rata based on Member's interest, as reflected in Schedule 1 below; and

(2) 50% to the Manager.

3.5 *No Right to Demand Return of Capital*. No Member has any right to any return of capital or other distribution prior to the conclusion of the fifth (5th) year after the Effective Date except as expressly provided in this Agreement. No Member has any drawing account in the Company.

3.6 *Special Allocations*. The following special allocations shall be made in the following order:

3.6.1 *Company Minimum Gain Chargeback*. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to that Member's share of the net decrease in Company Minimum Gain as determined in accordance with Treasury Regulation §1.704-2(g)(2).

3.6.2 *Member Nonrecourse Debt Minimum Gain Chargeback*. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year (as defined in the Regulations), any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to that Member's Nonrecourse Debt as of the beginning of the fiscal year should be allocated items of Company income and gain for that year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined under Treasury Regulation §1.704-2(g)(2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Treasury Regulation §1.704-2(i)(4).

3.6.3 *Qualified Income Offset*. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (d)(5), or (d)(6), that Member shall be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for that fiscal year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation under this Section .3 shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been made as if this Section 6.8.3 were not in the Agreement.

3.6.4 *Gross Income Allocation*. In the event any Member has a deficit Capital Account at the end of any Company fiscal year in excess of the sum of:

3.6.4.1 The amount the Member is obligated to restore under any provision of this Agreement, and

3.6.4.2 The amount the Member is deemed to be obligated to restore under Treasury Regulation §1.704-2(g)(1), (i)(5), each such Member shall be specially allocated items of Company income in the amount of the excess as quickly as possible, except that an allocation under this Section 3.6.4 shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this Article 6 have been made as if Section 3.6.3 and this Section 3.6.4 were not in the Agreement.

3.6.5 *Member Nonrecourse Deductions*. Any Member Nonrecourse Deductions for any Company fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704-2(i)(1).

3.6.6 *Nonrecourse Deductions*. Nonrecourse Deductions for any fiscal year shall be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

3.6.7 *Section 754 Adjustments*. To the extent an adjustment to the adjusted tax basis of any Company asset under Internal Revenue Code §734(b) or 743(b) is required under Treasury Regulation §1.704-1(b)(2)(iv)(m)(2) or §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulation §1.704-1(b)(2)(iv)(m)(2) applies, or to the Partner to whom the distribution was made in the event that Treasury Regulation §1.704-1(b)(2)(iv)(m)(4) applies.

3.6.8 *Member Nonrecourse Deductions*. Member Nonrecourse Deductions for any fiscal year of the Company shall be allocated to the Members in the same proportion as Profits are allocated under Section 6.2, provided that any Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704-2(i)(2).

SECTION 4
INDEMNIFICATION

4.1 *Indemnification.* The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, Manager, employee, or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 5

POWERS AND DUTIES OF MANAGERS

5.1 *Management of Company*. Temple Mgr., Inc., a Delaware corporation, is the initial Manager of the Company (the "Manager"). The Manager may not be removed by the Members. The Manager may resign at any time by delivering his written resignation to the Members. Members have the option to join a management committee to receive quarterly updates, participate in Manager meetings and provide input for the overall Company direction.

5.2 *Authority of the Manager***.**

(a) Except as specifically reserved to the Members in Section 5.2(d) or elsewhere in this Agreement, the Manager has all power and authority to manage, and direct the management of, the business and affairs of the Company. Approval by or action taken by the Manager in accordance with this Agreement constitutes approval or action by the Company and is binding on the Members.

(b) Subject to the limitations imposed by the Act and this Agreement, the Manager has the power to conduct, manage, and control both the ordinary business of the Company and extraordinary transactions including, without limitation, the power to:

(1) approve the acquisition, disposition, purchase, sale, exchange, or liquidation, in whole or in part, of the business, assets, or property of the Company;

(2) authorize the making, modification, amendment, or termination of any agreement with the Members or an Affiliate of the Members;

(3) authorize any distribution to the Members;

(4) change the Fiscal Year of the Company;

(5) make any determination to indemnify any Person as contemplated by the Act;

(6) approve any change of the location of the headquarters of the Company;

(7) open, conduct, and close checking, savings, custodial, and other accounts on behalf of the Company in such banks or other financial institutions as the Manager may select from time to time;

(8) negotiate, enter into, execute, and exercise the Company's rights under any and all contracts necessary, desirable, or convenient with respect to the business and affairs of the Company;

(9) execute any notifications, statements, reports, returns, registrations, or other filings that are necessary or desirable to be filed with any local, state, or federal agency, commission, or authority, including, without limitation, any registration of securities with any state or federal securities commission, and appear before such agency, commission, or authority on behalf of the Company;

(10) purchase or bear the cost of any insurance covering the potential liabilities of the Company, the Members, the Manager, any other officer or employee of the Company, and any other Person acting on behalf of the Company;

(11) commence, defend, or settle litigation pertaining to the Company, its business or assets;

(12) employ accountants, attorneys, contractors, brokers, investment managers, engineers, consultants, or other persons, firms, corporations, or entities on such terms and for such compensation as it shall determine is proper, including, without limitation, the Members or persons and entities who may be Affiliates, or who perform services for, or have business, financial, family, or other relationships with, the Members, or any manager, officer, or employee;

(13) enter into, make, and perform such contracts, agreements, and other undertakings, to execute, acknowledge, and deliver such instruments, and to do such other acts, as it may deem necessary or advisable for, or as may be incidental to, the conduct of the business contemplated by this Section 5.2(b), including, without limitation, contracts, agreements, undertakings, and transactions with the Members or with any other person, firm, or corporation which is an Affiliate or which performs services for or has any business, financial, family, or other relationship with the Members.

(14) approve any obligation of the Company for borrowed money; make, issue, accept, endorse, or execute promissory notes, drafts, bills of exchange, letters of credit, guarantees or other instruments and evidence of indebtedness or of contingent liability; and approve the granting of any security therefor;

(15) authorize any commitment relating to a loan by the Company to any Person or a guarantee by the Company of any obligation of any Person;

(16) approve any purchase or lease of real property;

(17) adopt, approve, or terminate any individual or group employee retirement plan or any other welfare benefit plan or policy or any modifications thereto;

(18) redeem Interests, issue additional Interests, admit additional Members, or amend this Agreement; and

(c) None of the powers granted in Section 5.2(b) broaden or extend powers that are specifically limited by Section 5.2(d) or any other provision of this Agreement.

(d) Without the approval of the Members, the Manager has no power or authority to enter into or amend any agreement or undertake any transaction on behalf of the Company with any other Person that is an Affiliate of or related by blood, marriage, or adoption to the Manager.

5.3 *Duties of the Manager*. In addition to obligations imposed by other provisions of this Agreement, the Manager will devote to the Company the time that is reasonably necessary to carry out the business of the Company in order to accomplish its purposes. The Manager, on behalf of the Company and at the expense of the Company, will:

(a) execute, acknowledge, and certify all documents and instruments and take or cause to be taken all actions that may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the Commonwealth of Pennsylvania and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members, (ii) to effectuate the provisions of this Agreement, or (iii) to enable the Company to conduct its business;

(b) to the extent reasonably deemed necessary or appropriate by the Manager, cause all persons dealing with the Company, the Manager, or any agent or employee of the Company acting on behalf of the Company, to be aware of the character of the Company as a limited liability company;

(c) conduct the affairs of the Company in compliance with applicable laws and in the best interests of the Company;

(d) not permit the use of Company funds or assets for other than the benefit of the Company;

(e) obtain and maintain on behalf of the Company such all-risk, public liability, workers' compensation, officers' liability, fidelity, forgery, and other insurance, if any, as may be available on commercially reasonable terms and as may be deemed necessary or appropriate by the Manager;

(f) hold all Company property in the Company name or, in the case of cash or cash equivalents, in one or more depository accounts as to which the Company is a beneficial owner;

(g) use reasonable efforts not to cause the Company to incur debts or other liabilities or obligations beyond the Company's ability to pay such liabilities.

5.4 *Partnership Representative*. For all tax years beginning on or after the Effective Date, the Manager, is hereby appointed to be the Company's designated "partnership representative" within the meaning of Code § 6223 (herein the "Partnership Representative"), and Philip Michael is appointed as the "designated individual" within the meaning of the applicable Regulations issued under Code § 6223, with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws, and to take such actions as said Partnership Representative and the designated individual may determine in its or his sole and absolute direction.

SECTION 6

SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 *Organization Expenses*. All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 *Salary*. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Members.

6.3 *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7

BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.1 *Method of Accounting*. The Manager will determine the method of accounting to be used by the Company. Members shall receive from Manager annual audited Company financial reports; quarterly unaudited updates and Form 1065 annually.

7.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year such that the Company's fiscal year end will be December 31.

7.3 *Capital Accounts*. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 *Banking*. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by the Manager. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 8

TRANSFER OF MEMBERSHIP INTEREST

8.1 *Sale or Encumbrance Prohibited*. Except as otherwise permitted in this Agreement, no Member may, prior to the conclusion of the fifth (5th) year after the Effective Date, voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") its interest in the Company without the prior written consent of the Manager.

8.2 *Right of First Refusal*. Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

8.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

8.2.2 For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

8.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

8.2.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period described above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5 Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 8.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 *Substituted Parties*. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to affect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 *Death, Incompetency, or Bankruptcy of Member*. On the death, adjudicated incompetence, or Bankruptcy of a Member, unless the Company exercises its rights under Section 8.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.5 *Death Buy-Out*. Notwithstanding the foregoing provision of Section 8, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the Interest of the deceased Member in the Company pursuant to the provision of Section 8.5.

8.5.1 The value of each Member's Interest in the Company will be determined on the date this Agreement is signed, and the value will be endorsed on Schedule 3 attached and made a part of this Agreement. The value of each Member's Interest will be redetermined unanimously by the Members annually, unless the Members unanimously decide to redetermine those values more frequently. The Members will use their best efforts to endorse those values on Schedule 3. The purchase price for a decedent Member's interest conclusively is the value last determined before the death of such Member; provided, however, that if the latest valuation is more than two years before the death of the deceased Member, the provisions of Section 8.5.2 will apply in determining the value of the Member's Interest in the Company.

8.5.2 If the Members have failed to value the deceased Member's Interest within the prior two-year period, the value of each Member's Interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Company Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the

manner contemplated in Section 8. The appraisal may not consider and discount for the sale of a minority Interest in the Company. In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser. The value of the Interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Member will be offset against the purchase price paid for the deceased Member's Interest in the Company.

8.5.3 Closing of the sale of the deceased Member's Interest in the Company will be held at the office of the Company on a date designated by the Company, not later than 90 days after agreement with the personal representative of the deceased Member's estate on the fair market value of the deceased Member's Interest in the Company; provided, however, that if the purchase price are determined by appraisals as set forth in Section 8.5.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

8.5.4 At closing, the Company will pay the purchase price for the deceased Member's Interest in the Company. If the purchase price is less than $1,000.00, the purchase price will be paid in cash; if the purchase price is $1,000.00 or more, the purchase price will be paid as follows:

(1) $1,000.00 in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

8.5.5 At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

8.5.6 On completion of the purchase of the deceased Member's Interest in the

Company, the Ownership Interests of the remaining Members will increase proportionately to their then-existing Ownership Interests.

SECTION 9
DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 *Dissolution*. The Company will be dissolved only upon the occurrence of one of the following events:

9.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2 The agreement of all of the Members;

9.1.3 By operation of law; or

9.1.4 The death, incompetence, expulsion, or Bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

9.2 *Winding Up*. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

9.2.3 the balance, if any, shall be distributed to the Members in accordance with Section 3.4, which is intended to cause such distribution to be in accordance with the positive capital account balances of each Member.

SECTION 10
GENERAL PROVISIONS

10.1 *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

10.2 *Governing Law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the Commonwealth of Pennsylvania (without regard to principles of conflicts of law).

10.3 *Entire Agreement; Modification*. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

10.4 *Attorney Fees*. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.6 *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 *Captions*. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.8 *Notices*. Any notices or communications required or permitted to be given by this Agreement must be (i) given in writing and (ii) personally delivered or mailed, by prepaid, certified mail or overnight courier, or transmitted by electronic mail transmission, to the party to whom such notice or communication is directed, to the mailing address or regularly-monitored electronic mail address of such party as provided in Schedule 1. Any such notice or communication shall be deemed to have been given on (i) the day such notice or communication is personally delivered, (ii) three (3) days after such notice or communication is mailed by prepaid certified or registered mail, (iii) one (1) working day after such notice or communication is sent by overnight courier, or (iv) the day such notice or communication is sent electronically.

10.9 *Electronic Signature*. This Agreement may be signed electronically. Electronic signature shall have the same force and effect as original.

[Signature page follows]

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date below.

Effective Date: January 30, 2021.

MANAGER

Temple Mgr., Inc.

By: Philip Michael (Feb 3, 2021 14:50 EST)

Philip Michael, President and CEO

MEMBERS

NYCE Companies, Inc.
Printed Name

By: Philip Michael (Feb 3, 2021 14:50 EST)

Philip Michael, CEO

TEMPLE QOF, LLC

By: Philip Michael (Feb 3, 2021 14:50 EST)

By: Temple Mgr., Inc.
Its Manager

Philip Michael

Philip Michael (Feb 3, 2021 14:50 EST)
Signature

Michelle Arter

Michelle Arter (Jan 31, 2021 11:24 GMT+3)
Signature

Lydia Whitehead

Lydia Whitehead (Jan 30, 2021 21:46 EST)
Signature

Artema L. Wright

Signature

Zerbin Singleton

Zerbin Singleton (Jan 30, 2021 19:47 GMT+3)
Signature

PROFITS INTEREST MEMBER

Temple Mgr., Inc.

By: Philip Michael (Feb 3, 2021 14:50 EST)

Philip Michael, President and CEO

SCHEDULE 1

CAPITAL CONTRIBUTIONS

FOR

Temple II, LLC

Each individual Member's respective contribution and equity ownership is as follows:

NAME	CONTRIBUTION	CLASS TYPE	UNIT OWNERSHIP	% OWNERSHIP
Temple QOF, LLC	$ 100,000.00	Class A	100,000.00	37.0%
Philip Michael	$ 35,000.00	Class B	35,000.00	13.0%
NYCE Companies, Inc.	$ 35,000.00	Class B	35,000.00	13.0%
Michelle Arter	$ 25,000.00	Class B	25,000.00	9.3%
Lydia Whitehead	$ 25,000.00	Class B	25,000.00	9.3%
Artema L. Wright	$ 25,000.00	Class B	25,000.00	9.3%
Zerbin Singleton	$ 25,000.00	Class B	25,000.00	9.3%
TOTAL	$ 270,000.00		270,000.00	100%

EXHIBIT A

WRITTEN PLAN

RELEASE OF ESCROW FUNDS

I hereby authorize the release of funds currently held in escrow by Ishimbayev Law Firm, P.C. to **Temple II, LLC** or as per instructions of Temple II, LLC's Manager for the purposes of furthering the Company purpose as detailed in the operating agreement of **Temple II, LLC**.

Sheryl Chapman	Sheryl Chapman (Jan 30, 2021 20:13 EST) Signature
Michelle Arter	Michelle Arter (Jan 31, 2021 11:24 GMT+3) Signature
Lydia Whitehead	Lydia Whitehead (Jan 30, 2021 21:46 EST) Signature
Artema L. Wright	Signature
Zerbin Singleton	Zerbin Singleton (Jan 30, 2021 19:47 GMT+3) Signature

Temple II LLC_OA_Execition Copy

Final Audit Report 2021-02-03

Created:	2021-01-30
By:	Dmitriy Ishimbayev (di@ishimbayev.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAMfXcjWDQVimLqv22RFMNwCOLIG50zG2_

"Temple II LLC_OA_Execition Copy" History

Document created by Dmitriy Ishimbayev (di@ishimbayev.com)
2021-01-30 - 4:40:19 PM GMT- IP address: 64.18.149.33

Document emailed to Philip Michael (phil@nycegroup.co) for signature
2021-01-30 - 4:43:36 PM GMT

Document emailed to Michelle Arter (arter.michelle@gmail.com) for signature
2021-01-30 - 4:43:36 PM GMT

Document emailed to Lydia Whitehead (lydia.whitehead1@gmail.com) for signature
2021-01-30 - 4:43:36 PM GMT

Document emailed to Artema Wright (artemawright@hotmail.com) for signature
2021-01-30 - 4:43:36 PM GMT

Document emailed to Zerbin Singleton (zerbin.m.singleton@gmail.com) for signature
2021-01-30 - 4:43:37 PM GMT

Document emailed to Sheryl Chapman (sherylchapmanblog@gmail.com) for signature
2021-01-30 - 4:43:37 PM GMT

Email viewed by Zerbin Singleton (zerbin.m.singleton@gmail.com)
2021-01-30 - 4:43:38 PM GMT- IP address: 66.249.92.90

Email viewed by Philip Michael (phil@nycegroup.co)
2021-01-30 - 4:43:42 PM GMT- IP address: 66.102.8.93

Document e-signed by Zerbin Singleton (zerbin.m.singleton@gmail.com)
Signature Date: 2021-01-30 - 4:47:37 PM GMT - Time Source: server- IP address: 212.102.46.19

Email viewed by Lydia Whitehead (lydia.whitehead1@gmail.com)
2021-01-30 - 5:07:57 PM GMT- IP address: 66.249.88.131

Email viewed by Artema Wright (artemawright@hotmail.com)

2021-01-30 - 5:16:53 PM GMT- IP address: 68.35.187.56

Email viewed by Sheryl Chapman (sherylchapmanblog@gmail.com)

2021-01-30 - 6:10:23 PM GMT- IP address: 24.129.109.170

Email viewed by Michelle Arter (arter.michelle@gmail.com)

2021-01-30 - 10:27:24 PM GMT- IP address: 38.140.164.28

Document e-signed by Sheryl Chapman (sherylchapmanblog@gmail.com)

Signature Date: 2021-01-31 - 1:13:05 AM GMT - Time Source: server- IP address: 24.129.109.170

Document e-signed by Lydia Whitehead (lydia.whitehead1@gmail.com)

Signature Date: 2021-01-31 - 2:46:39 AM GMT - Time Source: server- IP address: 71.135.74.244

Document e-signed by Michelle Arter (arter.michelle@gmail.com)

Signature Date: 2021-01-31 - 8:24:07 AM GMT - Time Source: server- IP address: 38.140.164.28

Document e-signed by Artema Wright (artemawright@hotmail.com)

Signature Date: 2021-01-31 - 4:52:55 PM GMT - Time Source: server- IP address: 68.35.187.56

Email viewed by Philip Michael (phil@nycegroup.co)

2021-02-03 - 7:39:26 PM GMT- IP address: 66.102.8.85

Document e-signed by Philip Michael (phil@nycegroup.co)

Signature Date: 2021-02-03 - 7:50:19 PM GMT - Time Source: server- IP address: 66.108.84.65

Agreement completed.

2021-02-03 - 7:50:19 PM GMT

COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

Reference is made to the Operating Agreement of the Company, dated as of January 30, 2021 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Temple II, LLC (the "Company").

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned shall be bound by, and shall be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

Subscriber: [ENTITY NAME]

Signature: Investor Signature

Date: [EFFECTIVE DATE]

Exhibit B-I – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding shall be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber: ________________	Co-Subscriber (if Applicable): ___________
Signature: _________________	Signature: _______________
Country of Residence	Country of Residence :
__________________	____________________
TIN #: ____________________	TIN #: __________________

Exhibit B-II – Substitute Form W-8BEN

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number (“TIN”). An individual’s social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding shall be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner’s share of a partnership effectively connected income.

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber:	Co-Subscriber (if Applicable):
____________________	______________________
Signature:	Signature:
____________________	______________________
Country of Residence:	Country of Residence:
____________________	______________________
TIN #:	TIN #:
____________________	______________________

Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: ______________________

Additional Name if Tenant in Common or Joint Tenants: _____________________

Mailing Address: ____

Social Security Number or other Taxpayer Identification Number: _______________________

Number of Membership Interests to be registered in above name(s): _______________________

Legal form of ownership: (select one)

__	Individual (or Entity)	__	Joint Tenants w/ Rights of Survivorship
__	Tenants in Common	__	Other: ___________________________

Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Temple Mgr., Inc., his, her, or its true and lawful attorney-in-fact for him, her, or it and in such Member's name, place, and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices, and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member shall execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member shall be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and shall not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; provided that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member shall survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed, and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement shall govern except to the extent such document specifically amends the Operating Agreement.

By and Date: ____________________

Name: _________________________

[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber

By Co-Subscriber: _____________________

Name Co-Subscriber: ___________________